EXHIBIT 11
Flagstar Bancorp, Inc.
Computation of Net Earnings per Share
     Net (loss) earnings per share — basic and net (loss) earnings per share — diluted are computed by dividing each such earnings per share by the weighted average number of common stock and common stock equivalents outstanding during the period, respectively (in thousands, except per share data).

	For the Three Months Ended
	March 31,
	2008	2007
Net (loss) earnings	$(10,599)	$7,759
Average common shares outstanding	60,312	63,427
Net (loss) earnings per share – basic	$(0.18)	$0.12
Average common share equivalents outstanding	60,753	64,041
Net (loss) earnings per share — diluted	$(0.17)	$0.12

44